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04012679

FILE NO. 82-3311

February 2, 2004

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

04 FEB 10 AM 7:21

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Press Release of Consolidated Operating Results (dated January 30, 2004)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 2/10

FILE No. 82-3311

Press Release of Consolidated Operating Results

For the Nine Months ended December 31, 2003

January 30, 2004

Shiseido Company, Ltd.

Listing: Tokyo Stock Exchange, First Section   Code Number: 4911
(URL http://www.shiseido.co.jp/e/)
Representative: Morio Ikeda (Mr.), President/ CEO & Representative Director
Personnel to contact: Masato Hashikawa (Mr.), General Manager of Investor Relations Department
Telephone: +81-3-3572-5111

1) Notes to Accounting Policy of Consolidated Net Sates

Difference compared with most recent fiscal year: None

2) Consolidated Operating Results for the Nine Months ended December 31, 2003 (From April 1, 2003 to December 31, 2003)

(1) Results of Consolidated Net Sales

(Amounts under one million yen have been rounded down.)

	Millions of Yen	Ratio of increase (decrease) over the preceding year
For the Nine Months ended December 31, 2003	459,604	—
For the Nine Months ended December 31, 2002	—	—
For the Fiscal Year ended March 31, 2003	621,250	

(Note) The consolidated net sales for the nine months ended December 31, 2002 and the percentage of fluctuation between the nine months ended December 31, 2003 and 2002 are not disclosed since quarterly consolidated operating results have been disclosed from this fiscal year.

A Supplementary Explanation Regarding Net Sales

Business conditions surrounding the Company for the nine months ended December 31, 2003 (2003/4/1 – 2003/12/31) remained severe. In the first half of the fiscal year, the war in Iraq and the outbreak of severe acute respiratory syndrome (SARS) heavily affected overseas sales, whereas the cool summer in Japan affected domestic sales. Entering the latter half, while signs of economic recovery can be seen in both domestic and overseas markets, private consumption in Japan still remains sluggish.

Under these circumstances, the Company has aimed to achieve sales volume in the domestic cosmetics business by actively implementing measures to increase over-the-counter sales, including revision of channel and brand strategies. In the toiletry business, the Company aimed to invigorate sales counter activities in cooperation with wholesalers and retailers.

In the overseas markets, the Company took measures to reinforce market expansion, such as the opening of a model cosmetics specialty store in China.

As a result, net sales for the nine months ended December 31, 2003 were ¥459,604 million.

(Reference) Trend of Quarterly Consolidated Results

(Amounts under one million yen have been rounded down.)

	First Quarter	Second Quarter	Third Quarter
	2003/4/1 - 2003/6/30	2003/7/1 - 2003/9/30	2003/10/1 - 2003/12/31
Net Sales	(Millions of Yen) 141,753	(Millions of Yen) 167,577	(Millions of Yen) 150,272

(2) Events materially affecting our results of operations and financial position for the nine months ended December 31, 2003: None

3) The Forecast of Consolidated Operating Results for the Fiscal Year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

No change is being made in our forecast for consolidated operating results.